List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 October 2008

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Pollaers informs the Company of his beneficial interests. (01 October 2008)
Announcement
Company notified of transactions in respect of the Diageo Incentive Plan and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(20 October 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (01 October 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (22 October 2008)
Announcement Company announces Annual Information Update. (02 October 2008)	Announcement Dr Humer, Messrs Rose and Williams inform the Company of their beneficial interests. (23 October 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 October 2008)
Announcement
Company notified of transactions in respect of the Diageo Senior Executive Share Option Plan and Performance Share Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
Ms Danon and Mr Gosnell inform the Company of their beneficial interests.
(27 October 2008)

Announcement Dr Blazquez and Mr Gosnell inform the Company of their beneficial interests. (09 October 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (27 October 2008)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(10 October 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (28 October 2008)
Announcement Company issues Interim Management Statement. (15 October 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 October 2008)

Announcement Company announces lodgement of documents for inspection and result of AGM. (16 October 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (29 October 2008)
Announcement Company launches fixed rate Dollar dominated bond through Diageo Capital plc. (17 October 2008)
Announcement
Company notified of transactions in respect of the Diageo US Employee Stock Purchase Plan and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(30 October 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 October 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (30 October 2008)
Announcement Company announces total voting rights. (31 October 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (31 October 2008)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F .......X.....       Form 40-F ..........

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..................   No ........X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 .............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 20 November 2008	By	/s/ S Arsenić
	Name:	S Arsenić
	Title:	Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:27 01-Oct-08
Number	81426-9EB6

TO:	Regulatory Information Service PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that Mr J C Pollaers, a Person Discharging Managerial Responsibilities ('PDMR'), today acquired an interest in 87,658 Ordinary Shares of 28 101/108 pence each in the Company ('Ordinary Shares') in the form of a one-off award under the Company's Discretionary Incentive Plan ('DIP'), adopted on 9 November 1999.

There are performance conditions attached to the release of this award under the DIP, and the award will vest, subject to achievement of the performance conditions, in three equal instalments in September 2011, September 2012 and
September 2013.

P D Tunnacliffe

Company Secretary

1 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 01-Oct-08
Number	8762E16

RNS Number : 8762E
Diageo PLC
01 October 2008

Diageo plc
01 October 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 953.61 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Information Update
Released	15:48 02-Oct-08
Number	81547-0DCE

TO:	Regulatory Information Service PR Newswire

RE:	CHAPTER 5, PARAGRAPH 5.2 OF

THE PROSPECTUS RULES

Annual Information Update for the 12 months up to and including 26 September 2008.

Diageo plc (the 'Company') announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service.

Time/Date	Code	Name	Headline

28/09/2007 13:39	DGE	Diageo PLC	Director/PDMR Shareholding

28/09/2007 15:27	DGE	Diageo PLC	Total Voting Rights

01/10/2007 17:33	DGE	Diageo PLC	Transaction in Own Shares

02/10/2007 17:24	DGE	Diageo PLC	Transaction in Own Shares

03/10/2007 14:56	DGE	Diageo PLC	Transaction in Own Shares

03/10/2007 17:47	DGE	Diageo PLC	Transaction in Own Shares

05/10/2007 11:45	DGE	Diageo PLC	Annual Information Update

05/10/2007 13:20	DGE	Diageo PLC	Director/PDMR Shareholding

08/10/2007 14:15	DGE	Diageo PLC	Transaction in Own Shares

09/10/2007 13:03	DGE	Diageo PLC	Transaction in OwnShs-Replace

10/10/2007 16:23	DGE	Diageo PLC	Transaction in Own Shares

10/10/2007 16:33	DGE	Diageo PLC	Director/PDMR Shareholding

15/10/2007 15:14	DGE	Diageo PLC	Transaction in Own Shares

16/10/2007 11:18	DGE	Diageo PLC	Interim Management Statement

17/10/2007 16:22	DGE	Diageo PLC	Result of AGM

17/10/2007 17:19	DGE	Diageo PLC	Transaction in Own Shares

18/10/2007 16:22	DGE	Diageo PLC	Director/PDMR Shareholding

18/10/2007 16:55	DGE	Diageo PLC	Transaction in Own Shares

19/10/2007 15:29	DGE	Diageo PLC	Transaction in Own Shares

19/10/2007 15:36	DGE	Diageo PLC	Director/PDMR Shareholding

19/10/2007 16:52	DGE	Diageo PLC	Transaction in Own Shares

22/10/2007 14:05	DGE	Diageo PLC	Director/PDMR Shareholding

24/10/2007 17:00	DGE	Diageo PLC	Transaction in Own Shares

25/10/2007 16:55	DGE	Diageo PLC	Transaction in Own Shares

26/10/2007 14:29	DGE	Diageo PLC	Transaction in Own Shares

26/10/2007 16:56	DGE	Diageo PLC	Transaction in Own Shares

29/10/2007 14:51	DGE	Diageo PLC	Director/PDMR Shareholding

29/10/2007 15:08	DGE	Diageo PLC	Holding(s) in Company

29/10/2007 15:27	DGE	Diageo PLC	Transaction in Own Shares

29/10/2007 16:50	DGE	Diageo PLC	Transaction in Own Shares

30/10/2007 16:49	DGE	Diageo PLC	Transaction in Own Shares

31/10/2007 12:16	DGE	Diageo PLC	Director/PDMR Shareholding

31/10/2007 15:51	DGE	Diageo PLC	Total Voting Rights

31/10/2007 16:40	DGE	Diageo PLC	Transaction in Own Shares

01/11/2007 17:27	DGE	Diageo PLC	Transaction in Own Shares

02/11/2007 14:11	DGE	Diageo PLC	Transaction in Own Shares

02/11/2007 17:15	DGE	Diageo PLC	Transaction in Own Shares

05/11/2007 13:57	DGE	Diageo PLC	Director/PDMR Shareholding

05/11/2007 13:58	DGE	Diageo PLC	Transaction in Own Shares

05/11/2007 17:05	DGE	Diageo PLC	Transaction in Own Shares

06/11/2007 17:06	DGE	Diageo PLC	Transaction in Own Shares

07/11/2007 17:42	DGE	Diageo PLC	Transaction in Own Shares

08/11/2007 16:57	DGE	Diageo PLC	Transaction in Own Shares

09/11/2007 16:00	DGE	Diageo PLC	Transaction in Own Shares

09/11/2007 16:46	DGE	Diageo PLC	Transaction in Own Shares

09/11/2007 17:50	DGE	Diageo PLC	Transaction in Own Shares

12/11/2007 15:59	DGE	Diageo PLC	Director/PDMR Shareholding

12/11/2007 17:09	DGE	Diageo PLC	Transaction in Own Shares

13/11/2007 16:42	DGE	Diageo PLC	Transaction in Own Shares

14/11/2007 17:14	DGE	Diageo PLC	Transaction in Own Shares

15/11/2007 16:34	DGE	Diageo PLC	Transaction in Own Shares

16/11/2007 15:07	DGE	Diageo PLC	Transaction in Own Shares

16/11/2007 16:46	DGE	Diageo PLC	Transaction in Own Shares

19/11/2007 15:14	DGE	Diageo PLC	Transaction in Own Shares

19/11/2007 17:01	DGE	Diageo PLC	Transaction in Own Shares

20/11/2007 16:40	83JA	Diageo PLC	FRN Variable Rate Fix

20/11/2007 16:41	DGE	Diageo PLC	Transaction in Own Shares

21/11/2007 16:47	DGE	Diageo PLC	Transaction in Own Shares

22/11/2007 16:50	DGE	Diageo PLC	Transaction in Own Shares

23/11/2007 15:10	DGE	Diageo PLC	Transaction in Own Shares

23/11/2007 16:44	DGE	Diageo PLC	Transaction in Own Shares

26/11/2007 17:09	DGE	Diageo PLC	Transaction in Own Shares

27/11/2007 16:59	DGE	Diageo PLC	Transaction in Own Shares

28/11/2007 16:22	DGE	Diageo PLC	Transaction in Own Shares

28/11/2007 17:12	DGE	Diageo PLC	Transaction in Own Shares

29/11/2007 16:44	DGE	Diageo PLC	Transaction in Own Shares

30/11/2007 15:26	DGE	Diageo PLC	Director/PDMR Shareholding

30/11/2007 15:31	DGE	Diageo PLC	Transaction in Own Shares

30/11/2007 15:34	DGE	Diageo PLC	Total Voting Rights

30/11/2007 16:42	DGE	Diageo PLC	Transaction in Own Shares

03/12/2007 16:49	DGE	Diageo PLC	Transaction in Own Shares

04/12/2007 13:58	DGE	Diageo PLC	Director/PDMR Shareholding

04/12/2007 16:50	DGE	Diageo PLC	Transaction in Own Shares

05/12/2007 15:22	DGE	Diageo PLC	Transaction in Own Shares

05/12/2007 16:39	DGE	Diageo PLC	Transaction in Own Shares

06/12/2007 16:53	DGE	Diageo PLC	Transaction in Own Shares

07/12/2007 13:51	DGE	Diageo PLC	Transaction in Own Shares

07/12/2007 16:56	DGE	Diageo PLC	Transaction in Own Shares

10/12/2007 15:22	DGE	Diageo PLC	Director/PDMR Shareholding

10/12/2007 17:32	DGE	Diageo PLC	Transaction in Own Shares

11/12/2007 17:53	DGE	Diageo PLC	Transaction in Own Shares

12/12/2007 14:28	DGE	Diageo PLC	Transaction in Own Shares

12/12/2007 17:44	DGE	Diageo PLC	Share Buy Back Programme

12/12/2007 17:46	DGE	Diageo PLC	Transaction in Own Shares

13/12/2007 17:58	DGE	Diageo PLC	Transaction in Own Shares

14/12/2007 17:31	DGE	Diageo PLC	Transaction in Own Shares

21/12/2007 12:47	DGE	Diageo PLC	Transaction in Own Shares

28/12/2007 14:22	DGE	Diageo PLC	Annual Report and Accounts

28/12/2007 14:37	DGE	Diageo PLC	Transaction in Own Shares

31/12/2007 12:32	DGE	Diageo PLC	Transaction in Own Shares

31/12/2007 13:29	DGE	Diageo PLC	Total Voting Rights

02/01/2008 18:29	DGE	Diageo PLC	Transaction in Own Shares

03/01/2008 17:54	DGE	Diageo PLC	Transaction in Own Shares

04/01/2008 18:02	DGE	Diageo PLC	Transaction in Own Shares

07/01/2008 17:57	DGE	Diageo PLC	Transaction in Own Shares

08/01/2008 17:54	DGE	Diageo PLC	Transaction in Own Shares

09/01/2008 17:38	DGE	Diageo PLC	Transaction in Own Shares

10/01/2008 14:32	DGE	Diageo PLC	Director/PDMR Shareholding

10/01/2008 18:01	DGE	Diageo PLC	Transaction in Own Shares

11/01/2008 15:07	DGE	Diageo PLC	Transaction in Own Shares

11/01/2008 18:24	DGE	Diageo PLC	Transaction in Own Shares

14/01/2008 13:55	DGE	Diageo PLC	Transaction in Own Shares

14/01/2008 18:03	DGE	Diageo PLC	Transaction in Own Shares

15/01/2008 18:24	DGE	Diageo PLC	Transaction in Own Shares

16/01/2008 14:36	DGE	Diageo PLC	Transaction in Own Shares

16/01/2008 18:18	DGE	Diageo PLC	Transaction in Own Shares

17/01/2008 17:56	DGE	Diageo PLC	Transaction in Own Shares

18/01/2008 18:06	DGE	Diageo PLC	Transaction in Own Shares

21/01/2008 18:02	DGE	Diageo PLC	Transaction in Own Shares

22/01/2008 18:17	DGE	Diageo PLC	Transaction in Own Shares

23/01/2008 13:55	DGE	Diageo PLC	Transaction in Own Shares

23/01/2008 18:03	DGE	Diageo PLC	Transaction in Own Shares

24/01/2008 18:00	DGE	Diageo PLC	Transaction in Own Shares

28/01/2008 07:00	DGE	Diageo PLC	Acquisition

28/01/2008 07:00	DGE	Diageo PLC	Transaction in Own Shares

28/01/2008 14:53	DGE	Diageo PLC	Transaction in Own Shares

28/01/2008 17:51	DGE	Diageo PLC	Transaction in Own Shares

29/01/2008 17:36	DGE	Diageo PLC	Transaction in Own Shares

30/01/2008 18:01	DGE	Diageo PLC	Transaction in Own Shares

31/01/2008 12:26	DGE	Diageo PLC	Total Voting Rights

31/01/2008 17:36	DGE	Diageo PLC	Transaction in Own Shares

01/02/2008 13:36	DGE	Diageo PLC	Transaction in Own Shares

01/02/2008 17:54	DGE	Diageo PLC	Transaction in Own Shares

04/02/2008 17:38	DGE	Diageo PLC	Transaction in Own Shares

05/02/2008 14:28	DGE	Diageo PLC	Director/PDMR Shareholding

05/02/2008 18:15	DGE	Diageo PLC	Transaction in Own Shares

06/02/2008 07:01	DGE	Diageo PLC	Equity Stake

06/02/2008 14:33	DGE	Diageo PLC	Transaction in Own Shares

06/02/2008 17:53	DGE	Diageo PLC	Transaction in Own Shares

07/02/2008 17:35	DGE	Diageo PLC	Transaction in Own Shares

08/02/2008 17:58	DGE	Diageo PLC	Transaction in Own Shares

11/02/2008 15:06	DGE	Diageo PLC	Director/PDMR Shareholding

11/02/2008 17:23	DGE	Diageo PLC	Transaction in Own Shares

12/02/2008 18:18	DGE	Diageo PLC	Transaction in Own Shares

13/02/2008 15:27	DGE	Diageo PLC	Transaction in Own Shares

13/02/2008 17:29	DGE	Diageo PLC	Transaction in Own Shares

14/02/2008 07:01	DGE	Diageo PLC	Interim Results

14/02/2008 17:52	DGE	Diageo PLC	Transaction in Own Shares

15/02/2008 15:56	DGE	Diageo PLC	Transaction in Own Shares

15/02/2008 17:47	DGE	Diageo PLC	Transaction in Own Shares

18/02/2008 16:24	DGE	Diageo PLC	Director/PDMR Shareholding

18/02/2008 17:57	DGE	Diageo PLC	Transaction in Own Shares

19/02/2008 17:53	DGE	Diageo PLC	Transaction in Own Shares

20/02/2008 14:42	DGE	Diageo PLC	Transaction in Own Shares

20/02/2008 17:23	DGE	Diageo PLC	Transaction in Own Shares

21/02/2008 13:14	83JA	Diageo PLC	FRN Variable Rate Fix

21/02/2008 18:09	DGE	Diageo PLC	Transaction in Own Shares

22/02/2008 17:58	DGE	Diageo PLC	Transaction in Own Shares

25/02/2008 17:47	DGE	Diageo PLC	Transaction in Own Shares

26/02/2008 17:27	DGE	Diageo PLC	Transaction in Own Shares

27/02/2008 07:28	DGE	Diageo PLC	Importation license in Korea

27/02/2008 14:31	DGE	Diageo PLC	Transaction in Own Shares

27/02/2008 18:06	DGE	Diageo PLC	Transaction in Own Shares

28/02/2008 12:39	DGE	Diageo PLC	Director/PDMR Shareholding

28/02/2008 17:51	DGE	Diageo PLC	Transaction in Own Shares

29/02/2008 14:02	DGE	Diageo PLC	Transaction in Own Shares

29/02/2008 14:04	DGE	Diageo PLC	Total Voting Rights

29/02/2008 18:01	DGE	Diageo PLC	Transaction in Own Shares

03/03/2008 14:05	DGE	Diageo PLC	Director/PDMR Shareholding

03/03/2008 18:05	DGE	Diageo PLC	Transaction in Own Shares

04/03/2008 18:12	DGE	Diageo PLC	Transaction in Own Shares

05/03/2008 14:33	DGE	Diageo PLC	Transaction in Own Shares

05/03/2008 18:05	DGE	Diageo PLC	Transaction in Own Shares

07/03/2008 07:00	DGE	Diageo PLC	Diageo new joint ventures

07/03/2008 14:04	DGE	Diageo PLC	Transaction in Own Shares

10/03/2008 13:30	DGE	Diageo PLC	Transaction in Own Shares

10/03/2008 16:41	DGE	Diageo PLC	Publication of Prospectus

11/03/2008 18:27	DGE	Diageo PLC	Transaction in Own Shares

12/03/2008 14:10	DGE	Diageo PLC	Transaction in Own Shares

12/03/2008 18:14	DGE	Diageo PLC	Transaction in Own Shares

13/03/2008 17:47	DGE	Diageo PLC	Transaction in Own Shares

14/03/2008 09:58	DGE	Diageo PLC	Director/PDMR Shareholding

14/03/2008 17:49	DGE	Diageo PLC	Transaction in Own Shares

17/03/2008 18:00	DGE	Diageo PLC	Transaction in Own Shares

18/03/2008 18:06	DGE	Diageo PLC	Transaction in Own Shares

19/03/2008 17:15	DGE	Diageo PLC	Transaction in Own Shares

20/03/2008 07:00	DGE	Diageo PLC	Transaction in Own Shares

20/03/2008 17:47	DGE	Diageo PLC	Transaction in Own Shares

25/03/2008 18:16	DGE	Diageo PLC	Transaction in Own Shares

26/03/2008 07:01	DGE	Diageo PLC	Diageo and Ketel One update

27/03/2008 07:00	DGE	Diageo PLC	Transaction in Own Shares

27/03/2008 18:17	DGE	Diageo PLC	Transaction in Own Shares

28/03/2008 11:16	DGE	Diageo PLC	Issue of Debt - Replacement

28/03/2008 13:30	DGE	Diageo PLC	Transaction in Own Shares

28/03/2008 17:54	DGE	Diageo PLC	Transaction in Own Shares

31/03/2008 14:56	DGE	Diageo PLC	Transaction in Own Shares

31/03/2008 14:58	DGE	Diageo PLC	Total Voting Rights

31/03/2008 18:18	DGE	Diageo PLC	Transaction in Own Shares

01/04/2008 18:30	DGE	Diageo PLC	Transaction in Own Shares

02/04/2008 14:33	DGE	Diageo PLC	Director/PDMR Shareholding

02/04/2008 14:43	DGE	Diageo PLC	Transaction in Own Shares

02/04/2008 18:06	DGE	Diageo PLC	Transaction in Own Shares

03/04/2008 13:48	DGE	Diageo PLC	Publication of Final Terms

03/04/2008 18:09	DGE	Diageo PLC	Transaction in Own Shares

04/04/2008 18:08	DGE	Diageo PLC	Transaction in Own Shares

09/04/2008 07:00	DGE	Diageo PLC	Transaction in Own Shares

09/04/2008 13:10	DGE	Diageo PLC	Transaction in Own Shares

09/04/2008 15:13	DGE	Diageo PLC	Director/PDMR Shareholding

09/04/2008 17:51	DGE	Diageo PLC	Transaction in Own Shares

10/04/2008 13:15	DGE	Diageo PLC	Director/PDMR Shareholding

10/04/2008 18:06	DGE	Diageo PLC	Transaction in Own Shares

11/04/2008 15:18	DGE	Diageo PLC	Director/PDMR Shareholding

11/04/2008 17:25	DGE	Diageo PLC	Transaction in Own Shares

14/04/2008 17:40	DGE	Diageo PLC	Transaction in Own Shares

15/04/2008 17:42	DGE	Diageo PLC	Transaction in Own Shares

16/04/2008 15:30	DGE	Diageo PLC	Transaction in Own Shares

16/04/2008 18:07	DGE	Diageo PLC	Transaction in Own Shares

17/04/2008 17:55	DGE	Diageo PLC	Transaction in Own Shares

18/04/2008 15:14	DGE	Diageo PLC	Transaction in Own Shares

18/04/2008 15:37	DGE	Diageo PLC	Director/PDMR Shareholding

18/04/2008 17:42	DGE	Diageo PLC	Transaction in Own Shares

21/04/2008 07:01	DGE	Diageo PLC	Issue of Debt

21/04/2008 18:04	DGE	Diageo PLC	Transaction in Own Shares

22/04/2008 17:55	DGE	Diageo PLC	Transaction in Own Shares

23/04/2008 15:17	DGE	Diageo PLC	Transaction in Own Shares

23/04/2008 18:09	DGE	Diageo PLC	Transaction in Own Shares

24/04/2008 17:48	DGE	Diageo PLC	Transaction in Own Shares

25/04/2008 13:04	DGE	Diageo PLC	Publication of Final Terms

25/04/2008 17:56	DGE	Diageo PLC	Transaction in Own Shares

28/04/2008 15:06	DGE	Diageo PLC	Transaction in Own Shares

30/04/2008 13:46	DGE	Diageo PLC	Transaction in Own Shares

30/04/2008 13:49	DGE	Diageo PLC	Total Voting Rights

02/05/2008 12:47	DGE	Diageo PLC	Transaction in Own Shares

08/05/2008 07:01	DGE	Diageo PLC	Interim Management Statement

09/05/2008 09:00	DGE	Diageo PLC	Brewing Facilities in Ireland

09/05/2008 18:05	DGE	Diageo PLC	Transaction in Own Shares

12/05/2008 15:38	DGE	Diageo PLC Shareholding	Diageo PLC - Director/PDMR

12/05/2008 18:24	DGE	Diageo PLC	Transaction in Own Shares

13/05/2008 12:44	DGE	Diageo PLC Shareholding	Diageo PLC - Director/PDMR

13/05/2008 18:03	DGE	Diageo PLC	Transaction in Own Shares

14/05/2008 18:03	DGE	Diageo PLC	Transaction in Own Shares

15/05/2008 17:41	DGE	Diageo PLC	Transaction in Own Shares

16/05/2008 14:04	DGE	Diageo PLC Shares	Diageo PLC - Transaction in Own

16/05/2008 18:04	DGE	Diageo PLC	Transaction in Own Shares

19/05/2008 13:41	DGE	Diageo PLC Shareholding	Diageo PLC - Director/PDMR

19/05/2008 17:30	DGE	Diageo PLC	Transaction in Own Shares

20/05/2008 17:48	DGE	Diageo PLC	Transaction in Own Shares

20/05/2008 17:57	83JA	Diageo PLC	FRN Variable Rate Fix

21/05/2008 18:09	DGE	Diageo PLC	Transaction in Own Shares

22/05/2008 18:10	DGE	Diageo PLC	Transaction in Own Shares

23/05/2008 13:06	DGE	Diageo PLC	Transaction in Own Shares

23/05/2008 18:05	DGE	Diageo PLC	Transaction in Own Shares

27/05/2008 17:42	DGE	Diageo PLC	Transaction in Own Shares

28/05/2008 15:40	DGE	Diageo PLC	Transaction in Own Shares

29/05/2008 07:00	DGE	Diageo PLC	Transaction in Own Shares

29/05/2008 12:29	DGE	Diageo PLC	Transaction in Own Shares

29/05/2008 18:00	DGE	Diageo PLC	Transaction in Own Shares

30/05/2008 18:14	DGE	Diageo PLC	Transaction in Own Shares

02/06/2008 13:48	DGE	Diageo PLC	Transaction in Own Shares

02/06/2008 13:58	DGE	Diageo PLC	Total Voting Rights

02/06/2008 17:54	DGE	Diageo PLC	Transaction in Own Shares

03/06/2008 17:36	DGE	Diageo PLC	Transaction in Own Shares

04/06/2008 12:14	DGE	Diageo PLC	Transaction in Own Shares

04/06/2008 17:31	DGE	Diageo PLC	Transaction in Own Shares

05/06/2008 10:01	DGE	Diageo PLC	Regulatory Approval

05/06/2008 18:12	DGE	Diageo PLC	Transaction in Own Shares

06/06/2008 17:41	DGE	Diageo PLC	Transaction in Own Shares

09/06/2008 17:29	DGE	Diageo PLC	Transaction in Own Shares

10/06/2008 17:58	DGE	Diageo PLC	Transaction in Own Shares

11/06/2008 15:26	DGE	Diageo PLC	Transaction in Own Shares

11/06/2008 15:27	DGE	Diageo PLC	Director/PDMR Shareholding

11/06/2008 17:34	DGE	Diageo PLC	Transaction in Own Shares

12/06/2008 18:20	DGE	Diageo PLC	Transaction in Own Shares

13/06/2008 10:49	DGE	Diageo PLC	Transaction in Own Shares

13/06/2008 17:07	DGE	Diageo PLC	Transaction in Own Shares

16/06/2008 16:58	DGE	Diageo PLC	Transaction in Own Shares

17/06/2008 16:55	DGE	Diageo PLC	Transaction in Own Shares

18/06/2008 11:48	DGE	Diageo PLC	Transaction in Own Shares

18/06/2008 17:06	DGE	Diageo PLC	Transaction in Own Shares

19/06/2008 16:50	DGE	Diageo PLC	Transaction in Own Shares

20/06/2008 14:02	DGE	Diageo PLC	Transaction in Own Shares

20/06/2008 16:39	DGE	Diageo PLC	Transaction in Own Shares

23/06/2008 16:56	DGE	Diageo PLC	Transaction in Own Shares

23/06/2008 17:07	DGE	Diageo PLC	Close Period Announcement

24/06/2008 17:13	DGE	Diageo PLC	Transaction in Own Shares

25/06/2008 15:36	DGE	Diageo PLC	Transaction in Own Shares

25/06/2008 16:56	DGE	Diageo PLC	Transaction in Own Shares

26/06/2008 16:47	DGE	Diageo PLC	Transaction in Own Shares

27/06/2008 14:20	DGE	Diageo PLC	Transaction in Own Shares

27/06/2008 17:20	DGE	Diageo PLC	Transaction in Own Shares

30/06/2008 13:59	DGE	Diageo PLC	Transaction in Own Shares

30/06/2008 14:01	DGE	Diageo PLC	Total Voting Rights

30/06/2008 16:46	DGE	Diageo PLC	Transaction in Own Shares

01/07/2008 16:44	DGE	Diageo PLC	Transaction in Own Shares

02/07/2008 14:00	DGE	Diageo PLC	Transaction in Own Shares

02/07/2008 16:38	DGE	Diageo PLC	Transaction in Own Shares

03/07/2008 17:26	DGE	Diageo PLC	Transaction in Own Shares

04/07/2008 16:42	DGE	Diageo PLC	Transaction in Own Shares

07/07/2008 16:42	DGE	Diageo PLC	Transaction in Own Shares

08/07/2008 16:42	DGE	Diageo PLC	Transaction in Own Shares

09/07/2008 14:20	DGE	Diageo PLC	Transaction in Own Shares

09/07/2008 16:40	DGE	Diageo PLC	Transaction in Own Shares

10/07/2008 13:36	DGE	Diageo PLC	Director/PDMR Shareholding

10/07/2008 16:42	DGE	Diageo PLC	Transaction in Own Shares

11/07/2008 13:02	DGE	Diageo PLC	Transaction in Own Shares

11/07/2008 16:38	DGE	Diageo PLC	Transaction in Own Shares

14/07/2008 16:45	DGE	Diageo PLC	Transaction in Own Shares

15/07/2008 16:46	DGE	Diageo PLC	Transaction in Own Shares

16/07/2008 14:45	DGE	Diageo PLC	Transaction in Own Shares

16/07/2008 16:43	DGE	Diageo PLC	Transaction in Own Shares

17/07/2008 16:44	DGE	Diageo PLC	Transaction in Own Shares

18/07/2008 16:35	DGE	Diageo PLC	Transaction in Own Shares

21/07/2008 17:07	DGE	Diageo PLC	Transaction in Own Shares

22/07/2008 17:20	DGE	Diageo PLC	Transaction in Own Shares

23/07/2008 17:04	DGE	Diageo PLC	Transaction in Own Shares

24/07/2008 17:07	DGE	Diageo PLC	Transaction in Own Shares

25/07/2008 10:19	DGE	Diageo PLC	Blocklisting - Interim Review

25/07/2008 16:57	DGE	Diageo PLC	Transaction in Own Shares

28/07/2008 14:17	DGE	Diageo PLC	Transaction in Own Shares

28/07/2008 16:58	DGE	Diageo PLC	Transaction in Own Shares

29/07/2008 17:03	DGE	Diageo PLC	Transaction in Own Shares

30/07/2008 16:44	DGE	Diageo PLC	Transaction in Own Shares

31/07/2008 16:14	DGE	Diageo PLC	Total Voting Rights

31/07/2008 16:36	DGE	Diageo PLC	Transaction in Own Shares

01/08/2008 13:53	DGE	Diageo PLC	Transaction in Own Shares

01/08/2008 16:42	DGE	Diageo PLC	Transaction in Own Shares

04/08/2008 16:46	DGE	Diageo PLC	Transaction in Own Shares

05/08/2008 16:41	DGE	Diageo PLC	Transaction in Own Shares

06/08/2008 14:25	DGE	Diageo PLC	Transaction in Own Shares

06/08/2008 16:36	DGE	Diageo PLC	Transaction in Own Shares

07/08/2008 16:56	DGE	Diageo PLC	Transaction in Own Shares

08/08/2008 14:51	DGE	Diageo PLC	Transaction in Own Shares

08/08/2008 16:36	DGE	Diageo PLC	Transaction in Own Shares

11/08/2008 16:06	DGE	Diageo PLC	Director/PDMR Shareholding

12/08/2008 16:35	DGE	Diageo PLC	Transaction in Own Shares

13/08/2008 15:37	DGE	Diageo PLC	Transaction in Own Shares

13/08/2008 16:42	DGE	Diageo PLC	Transaction in Own Shares

14/08/2008 16:49	DGE	Diageo PLC	Transaction in Own Shares

15/08/2008 13:22	DGE	Diageo PLC	Transaction in Own Shares

15/08/2008 16:45	DGE	Diageo PLC	Transaction in Own Shares

18/08/2008 16:39	DGE	Diageo PLC	Transaction in Own Shares

19/08/2008 16:43	DGE	Diageo PLC	Transaction in Own Shares

20/08/2008 14:49	DGE	Diageo PLC	Transaction in Own Shares

20/08/2008 16:54	DGE	Diageo PLC	Transaction in Own Shares

21/08/2008 07:05	83JA	Diageo PLC	FRN Variable Rate Fix

21/08/2008 16:57	DGE	Diageo PLC	Transaction in Own Shares

22/08/2008 13:07	83JA	Diageo PLC	FRN Variable Rate Fix

22/08/2008 16:43	DGE	Diageo PLC	Transaction in Own Shares

26/08/2008 16:44	DGE	Diageo PLC	Transaction in Own Shares

27/08/2008 14:11	DGE	Diageo PLC	Transaction in Own Shares

27/08/2008 16:43	DGE	Diageo PLC	Transaction in Own Shares

28/08/2008 07:00	DGE	Diageo PLC	Final Results

28/08/2008 16:39	DGE	Diageo PLC	Transaction in Own Shares

29/08/2008 09:37	DGE	Diageo PLC	Director/PDMR Shareholding

29/08/2008 15:32	DGE	Diageo PLC	Transaction in Own Shares

29/08/2008 15:33	DGE	Diageo PLC	Total Voting Rights

29/08/2008 16:37	DGE	Diageo PLC	Transaction in Own Shares

01/09/2008 16:52	DGE	Diageo PLC	Transaction in Own Shares

02/09/2008 16:47	DGE	Diageo PLC	Transaction in Own Shares

03/09/2008 14:10	DGE	Diageo PLC	Transaction in Own Shares

03/09/2008 15:18	DGE	Diageo PLC	Director/PDMR Shareholding

03/09/2008 16:50	DGE	Diageo PLC	Transaction in Own Shares

04/09/2008 11:06	DGE	Diageo PLC	Director/PDMR Shareholding

04/09/2008 16:51	DGE	Diageo PLC	Transaction in Own Shares

05/09/2008 16:53	DGE	Diageo PLC	Transaction in Own Shares

08/09/2008 16:53	DGE	Diageo PLC	Transaction in Own Shares

09/09/2008 12:29	DGE	Diageo PLC	Director/PDMR Shareholding

09/09/2008 16:39	DGE	Diageo PLC	Transaction in Own Shares

10/09/2008 14:25	DGE	Diageo PLC	Director/PDMR Shareholding

10/09/2008 14:27	DGE	Diageo PLC	Transaction in Own Shares

10/09/2008 16:58	DGE	Diageo PLC	Transaction in Own Shares

12/09/2008 11:56	DGE	Diageo PLC	Transaction in Own Shares

15/09/2008 16:27	DGE	Diageo PLC	Annual Report and Accounts

15/09/2008 17:26	DGE	Diageo PLC	20-F Filing

16/09/2008 15:10	DGE	Diageo PLC	Director/PDMR Shareholding

16/09/2008 17:04	DGE	Diageo PLC	Transaction in Own Shares

17/09/2008 14:30	DGE	Diageo PLC	Transaction in Own Shares

17/09/2008 17:02	DGE	Diageo PLC	Transaction in Own Shares

18/09/2008 17:07	DGE	Diageo PLC	Transaction in Own Shares

19/09/2008 14:57	DGE	Diageo PLC	Transaction in Own Shares

19/09/2008 17:15	DGE	Diageo PLC	Transaction in Own Shares

22/09/2008 14:13	DGE	Diageo PLC	Transaction in Own Shares

22/09/2008 16:50	DGE	Diageo PLC	Transaction in Own Shares

23/09/2008 12:12	DGE	Diageo PLC	Publication of Prospectus

23/09/2008 17:12	DGE	Diageo PLC	Transaction in Own Shares

24/09/2008 16:40	DGE	Diageo PLC	Transaction in Own Shares

25/09/2008 09:30	DGE	Diageo PLC	Executive Committee Change

25/09/2008 16:40	DGE	Diageo PLC	Transaction in Own Shares

Details of all regulatory announcements can be found in full on the Company's price page of the London Stock Exchange website at www.londonstockexchange.com.This information was submitted to other EEA States in compliance with the Company's obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on regulated markets in Ireland and France.

The Company also submitted filings to the Securities and Exchange Commission ('SEC') in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC's website at www.sec.gov

The Company has submitted filings to Companies House, in relation to the allotment of shares, appointment and resignations of directors, amendments to the Memorandum and Articles of Association and the purchase of its own shares which were either cancelled or held as treasury shares. Copies of these documents can be found on the Companies House website at www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk.

The Company's Annual Report for the period ending 30 June 2008 (which was filed with the UKLA Document Viewing Facility on 15 September 2008) can be found on the Company's website, as can the Interim Report 2008 published on 14 February 2008 and the 2008 AGM documents.

Further information regarding the Company and its activities is available at www.diageo.com

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company's registered office:

The Company Secretarial Department
Diageo plc
8 Henrietta Place
London

W1G 0NB

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Sonja Arsenić
Assistant Company Secretary

02 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:37 06-Oct-08
Number	81336-196E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 1,721 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,008.58 pence per share.

Following this release, the Company holds 254,516,421 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,507,282,550.

6 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:01 09-Oct-08
Number	81054-5506

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF

THE DISCLOSURE RULES

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that the Persons Discharging Managerial Responsibilities ('PDMRs') named below were today granted options to subscribe for ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Company's UK Sharesave Scheme, namely:

Name of PDMR	No. of Ordinary	Dates Option Exercisable between
	Shares

NB Blazquez	404	01 December 2013 and 31 May 2014

DP Gosnell	2,022	01 December 2013 and 31 May 2014

Each option has been granted at a price of £8.28 per Ordinary Share.

9 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:12 10-Oct-08
Number	81412-7A77

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1.
it received notification on 10 October 2008 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 October 2008 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	24

P S Walsh	24

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR') were allocated Ordinary Shares on 10 October 2008 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	24

D Gosnell	24

J Grover	24

A Morgan	24

G Williams	24

I Wright	24

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.11.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 October 2008 from Dr F B Humer, a director of the Company, that he has purchased 982 Ordinary Shares on 10 October 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr F B Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £8.11.

3. it received notification on 10 October 2008 from Mr H T Stitzer, a director of the Company, that he has purchased 123 Ordinary Shares on 10 October 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £8.11.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	6,051

N C Rose	435,736

H T Stitzer	5,785

P S Walsh	718,704

Name of PDMR	Number of Ordinary Shares

S Fletcher	151,863

D Gosnell	6,782

J Grover	196,307

A Morgan	176,571

G Williams	243,475 (of which 5,812 are held in the form of ADS*)

I Wright	25,501

P D Tunnacliffe

Company Secretary

10 October 2008

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Interim Management Statement
Released	12:56 15-Oct-08
Number	9075F12

RNS Number : 9075F
Diageo PLC
15 October 2008

Interim management statement for the three months ended 30 September 2008

15 October 2008

Diageo maintains full year guidance of organic operating profit growth of between 7% and 9%.

Organic net sales growth in the three month period ended 30 September 2008 was 6%. There has been no material change in the financial position of the group during the period. £277 million of share repurchases as part of the share buy back programme were the principal reason for the movement in net assets from £4.2 billion at 30 June 2008 to £4.1 billion at 30 September 2008.

Paul Walsh, Chief Executive of Diageo, will make the following comments at Diageo's AGM today:

'As we anticipated, global GDP growth has slowed since the beginning of the financial year. Although these challenging economic trends have affected our business, the strength and diversity of Diageo has delivered a good trading performance in the first quarter.

'While we have not seen significant adverse changes in our markets in the first quarter, we will be alert to the impact the recent dislocation in the financial markets is likely to have on trade customer and consumer behaviour during the rest of the financial year. However, based on our current performance we can repeat the guidance we gave in August, for organic operating profit growth for the coming year to be within the range of 7% to 9%.'

ENDS

For further information, please contact:

Investor Relations
Darren Jones
+44 (0)20 7927 4223
darren.s.jones@diageo.com

Sarah Paul
+44 (0)20 7927 4326
sarah.paul@diageo.com

Media
James Crampton
+44 (0)20 7927 4613
james.crampton@diageo.com

Note to editors

1. Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo's strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2008 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the SEC.  All readers, wherever based, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.  Past performance cannot be relied upon as a guide to future performance.

About Diageo
Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines, and beer categories. These brands include Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray, Captain Morgan, Crown Royal, Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Result of AGM
Released	15:21 16-Oct-08
Number	81519-973D

TO:	Regulatory Information Service PR Newswire

RE:	CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF THE LISTING RULES

Diageo plc (the 'Company') announces that:

1. in accordance with Listing Rule 9.6.3(1), two copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting (`AGM') held on 15 October 2008 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.

2. voting on the resolutions put to the Company's AGM was as follows (all the resolutions were passed):

	VOTES		VOTES AGAINST
Resolution	FOR	%	WITHHELD	%	VOTES

1) Report and Accounts	1,696,809,740	97.90	36,389,112	2.10	2,480,482

2) Directors Remuneration Report**	1,669,341,825	97.35	45,462,070	2.65	20,870,345

3) Declaration of final dividend	1,733,473,195	99.98	328,287	0.02	1,876,401

4) Re-election of Mr F B Humer	1,710,934,417	98.71	22,396,591	1.29	2,345,557

5) Re-election of Ms M Lilja	1,722,952,506	99.40	10,361,859	0.60	2,356,260

6) Re-election of Mr W S Shanahan	1,717,001,764	99.35	11,210,218	0.65	7,302,719

7) Re-election of Mr H T Stitzer	1,722,873,462	99.42	10,031,421	0.58	2,608,266

8) Election of Mr P G Scott	1,723,013,049	99.43	9,888,646	0.57	2,613,473

9) Re-appointment and remuneration of auditor	1,693,575,097	99.03	16,537,850	0.97	25,399,204

10) Authority to allot relevant securities	1,710,332,121	98.71	22,381,184	1.29	2,795,833

11) Disapplication of pre-emption rights	1,696,763,123	97.94	35,606,546	2.06	3,144,611

12) Authority to purchase own ordinary shares	1,731,495,978	99.89	1,947,590	0.11	2,071,958

13) Authority to make political donations/ expenditure**	1,591,473,182	96.60	56,087,198	3.40	87,958,697

14) Diageo plc 2008 Performance Share Plan**	1,601,938,103	94.27	97,408,071	5.73	36,160,171

15) Diageo plc 2008 Senior Executive Share Option Plan**	1,646,112,795	96.27	63,777,381	3.73	25,615,150

16) Authority to establish International Share plans**	1,674,229,067	96.87	54,170,901	3.13	7,117,950

17) Amendments to articles of association	1,679,526,588	97.10	50,207,947	2.90	5,779,663

**

Notes

*As a percentage of the aggregate of votes For plus votes Against (excluding votes Withheld)

P D Tunnacliffe

Company Secretary

**Resolutions other than those concerning ordinary business

16 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Issue of Debt
Released	07:00 17-Oct-08
Number	0717G07

RNS Number : 0717G
Diageo PLC
17 October 2008

Diageo launches and prices fixed rate Dollar denominated bond

17 October 2008

Diageo plc

Diageo, the world's leading premium drinks business, yesterday launched and priced a $1,000 million, fixed rate long 5 year Dollar denominated bond under its US Debt Issuance Programme. The issuer of the bond is Diageo Capital Plc, with payment of principal and interest fully guaranteed by Diageo plc.

Due on 15th January 2014, the long 5-year issue pays a coupon of 7.375%. Banc of America Securities LLC., Credit Suisse, Goldman, Sachs & Co. and HSBC Securities (USA) Inc were joint book-running managers. Proceeds from this issuance will be used for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Diageo plc, Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation and previously declared effective.

ENDS

Contacts:

Investor enquiries

Catherine James
+44 (0) 20 7927 5272
investor.rel@diageo.com

Media enquiries

James Crampton
+44 (0) 20 7927 4613
media@diageo.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:55 17-Oct-08
Number	81450-F922

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 2,570 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,008.58 pence per share.

Following this release, the Company holds 254,513,851 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,507,285,120.

17 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:29 20-Oct-08
Number	81528-6C2F

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that on 17 October 2008 it received the following notifications from the trustee of the Diageo Employee Benefit Trust (the `Employee Benefit Trust') as detailed below. The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries.

a) Appleby Trust (Jersey) Limited, as trustee of the Employee Benefit Trust (the `Trustee'), had on 17 October 2008, released ordinary shares of 28 101/108 pence of the Company (Ordinary Shares') and American Depositary Shares (`ADSs') to Persons Discharging Managerial Responsibility (`PDMR'), under the Diageo Incentive Plan (the `DIP') as follows:

Name of PDMR	Number of ADSs*

Ron Anderson	4,034

Randy Millian	2,170

Number of Ordinary Shares

John Pollaers	5,492

The awards were made on 10 October 2003.

b) the Trustee had, on 17 October 2008, made the following sale of ADSs to meet the requirement to reimburse the Company for PAYE tax and National Insurance/ social security liabilities on awards released under the DIP on behalf of PDMRs as follows:

Name of PDMR	No. ADSs Sold	Sale Price of ADSs

Ron Anderson	1,638	$58.06

Randy Millian	791	$58.06

As a result of the above release of awards the interests of PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of ADSs*

Randy Millian	9,630

Number of Ordinary Shares

Ron Anderson	46,705 (of which 9,584 are held as ADSs)

John Pollaers	60, 347

*1 ADS is the equivalent of 4 Ordinary Shares.

20 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:09 22-Oct-08
Number	81331-C31C

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 321 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,008.58 pence per share.

Following this release, the Company holds 254,513,530 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,507,285,441.

22 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:04 23-Oct-08
Number	81303-2F13

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and
Transparency Rules.

Diageo plc (the 'Company') announces that it received notification today that the following directors and Person Discharging Managerial Responsibilities ('PDMR'), as participants in the Diageo Dividend Reinvestment Plan (the 'Plan') received ordinary shares of 28 101/108 pence in the Company ('Ordinary Shares') in respect of the final dividend paid on 20 October 2008, as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	19

NC Rose	10,363

Name of PDMR

G Williams	49*

The Ordinary Shares were purchased on 20 October 2008 (with a settlement date of 23 October 2008) at an average price of £8.756.

As a result of the above transaction, these directors' and PDMR's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	6,070

NC Rose	446,099

Name of PDMR

G Williams	243,524 (of which 5,812 are held in the form of ADS**)

* In respect of shares held by his son David Rhys Williams.

**1 ADS is the equivalent of 4 Ordinary Shares.

23 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:15 27-Oct-08
Number	81505-C679

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1) the directors shown below were today granted the following options over the Company's ordinary shares of 28 101/108 pence ('Ordinary Shares') under the Company's Senior Executive Share Option Plan (the 'SESOP'), approved by shareholders on 15 October 2008:

Name of Director	No. of Ordinary Shares

N C Rose	287,770

P S Walsh	493,871

2) the Persons Discharging Managerial Responsibilities ('PDMR') shown below were today granted the following options over Ordinary Shares or American Depositary Shares ('ADS') under the SESOP:

Name of PDMR	No. of Ordinary Shares

R Anderson	94,070

N Blazquez	70,695

A Fennell	92,645

S Fletcher	126,852

G Ghostine	63,028

D Gosnell	75,256

J Grover	101,482

A Morgan	139,110

J Pollaers	120,192

G Williams	114,025

I Wright	60,433

No. of ADS*

R Malcolm	38,397

I Menezes	64,325

R Millian	23,750

T Proctor	47,435

L Schwartz	25,290

Each option was granted at a price of £8.77 per Ordinary Share (or $56.84 per ADS) and is exercisable between 27 October 2011 and 26 October 2018, subject to the satisfaction of performance criteria.

3) the directors shown below today acquired an interest in Ordinary Shares in the form of awards under the Company's Performance Share Plan (the 'Plan'), approved by shareholders on 15 October 2008, as follows:

Name of Director	No. of Ordinary Shares

N C Rose	194,321

P S Walsh	416,867

4) the PDMRs shown below today acquired an interest in Ordinary Shares or ADSs in the form of awards under the Plan, as follows:

Name of PDMR	No. of Ordinary Shares

R Anderson	71,462

N Blazquez	44,754

A Fennell	70,380

S Fletcher	96,366

G Ghostine	39,901

D Gosnell	47,641

J Grover	77,093

A Morgan	105,678

J Pollaers	91,306

G Williams	86,621

I Wright	38,257

No. of ADS*

R Malcolm	20,902

I Menezes	35,017

R Millian	14,545

T Proctor	25,823

L Schwartz	15,488

The performance period commenced on 1 July 2008 and, subject to the rules of the Plan and the satisfaction of performance conditions, the awards will be vest in October 2011.

5) it received notification today from Ms Laurence Danon, a director, that she had today purchased 3,000 Ordinary Shares, at a price per share of £8.77.

6) it received notification on 24 October 2008 from Mr David Gosnell, a PDMR, that he had on 24 October 2008, transferred 3,798 Ordinary Shares held in his own name, to his spouse.

As a result of the above, the directors' and PDMRs' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of Diageo group employee share trusts) are as follows:

Name of Director	No. of Ordinary Shares

L M Danon	5,000

N C Rose	446,099

P S Walsh	718,704

Name of PDMR

R Anderson	46,705 (of which 9,584 are held in the form of ADS*)

N Blazquez	42,519

A Fennell	16,849

S Fletcher	151,863

G Ghostine	39,924 (of which 32,576 are held in the form of ADS*)

D Gosnell	56,269**

J Grover	196,307

I Menezes	318,886 (of which 225,888 are held in the form of ADS*)

A Morgan	176,571

J Pollaers	60,347

G Williams	243,524 (of which 5,812 are held in the form of ADS*)

I Wright	25,501

No. of ADS*

R Malcolm	23,827

R Millian	9,630

T Proctor	37,954

L Schwartz	3,190

*1 ADS is the equivalent of 4 Ordinary Shares.

** the Company received notification on 24 October 2008 that the interests of Mr D Gosnell had increased by 49,487 Ordinary Shares, as a result of a correction in the Company's historical records.

P D Tunnacliffe

Company Secretary

27 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 27-Oct-08
Number	7972G16

RNS Number : 7972G
Diageo PLC
27 October 2008

Diageo plc
27 October 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 883.62 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 28-Oct-08
Number	8803G16

RNS Number : 8803G
Diageo PLC
28 October 2008

Diageo plc
28 October 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 903.7 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:23 29-Oct-08
Number	81422-E2E4

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 422 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,513,108 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,885,863.

29 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 29-Oct-08
Number	9886G17

RNS Number : 9886G
Diageo PLC
29 October 2008

Diageo plc
29 October 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 225,000 ordinary shares at a price of 920.25 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:00 30-Oct-08
Number	81459-2EC9

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification today that the following Persons Discharging Managerial Responsibilities ('PDMR'), as participants in the dividend reinvestment programme connected with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares ('ADS') in respect of the Company's final dividend paid on 24 October 2008, as follows:

Name of PDMR	Number of ADSs*

G Ghostine	19

I Menezes	96

R Millian	37

T Proctor	59

G Williams	26

The ADSs were purchased on 24 October 2008 at a price of $58.08 per ADS.

As a result of the above transactions, the interests of PDMRs in the Company's ordinary shares of 28 101/108 pence ('Ordinary Shares') (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

G Ghostine	40,000 (of which 32,652 are held in the form of ADS*)

I Menezes	319,270 (of which 226,272 are held in the form of ADS*)

G Williams	243,628 (of which 5,916 are held in the form of ADS*)

Number of ADSs*

R Millian	9,667

T Proctor	38,013

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

30 October 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:36 30-Oct-08
Number	0875H16

RNS Number : 0875H
Diageo PLC
30 October 2008

Diageo plc
30 October 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 230,000 ordinary shares at a price of 934.97 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:29 31-Oct-08
Number	81428-5CEE

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,760,943,971 ordinary shares of 28 101/108 pence each ('Ordinary Shares') with voting rights, which includes 254,513,108 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,506,430,863 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 October 2008

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:10 31-Oct-08
Number	2309H17

RNS Number : 2309H
Diageo PLC
31 October 2008

Diageo plc
31 October 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 932.51 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END